PRESS RELEASE: Amerigo Energy, Inc.

Amerigo Energy Discusses 1st quarter Results

HENDERSON, Nev. April 15, 2014 (GLOBE NEWSWIRE) -- via PRWEB -- Amerigo Energy, Inc. "The Company" (OTCBB: AGOE), announced today preliminary information for 1st quarter 2014 results.

Kurt Thomet, President of Quest Solution ("Quest"), the company's wholly owned subsidiary commented, "In the first 3 months of 2013, we had sales of approximately $5,800,000, whereas for the same period in 2014, we are looking at a greater than 60% increase to bring us to approximately $9,400,000 in sales to be reported for the first quarter 2014."

George Zicman, Vice President of Sales addressed some of the growth.  "This is our best first Quarter ever and we are continuing to grow at rates above industry norms because of our strong sales, systems and operations teams."  Zicman continued, "Our software and services truly differentiate us and make a huge difference for our many Fortune 1000 customers."

The Company is preparing the information for its independent auditor for review of the financial statements, to be included in the upcoming Form 10Q to be filed before the May 15th deadline.

About Quest Marketing, Inc.

Quest is a leading provider in the technology, software, and mobile data collection systems business.  www.QuestSolution.com

Quest Solution is a national mobility systems integrator with a focus on design, delivery, deployment and support of fully integrated mobile solutions.  The Company takes a consultative approach by offering end to end solutions that include hardware, software, communications and full lifecycle management services. The highly tenured team of professionals simplifies the integration process and delivers proven problem solving solutions backed by numerous customer references.  Motorola, Intermec, Honeywell, Panasonic, AirWatch, Wavelink, SOTI and Zebra are major suppliers which Quest Solution uses in our systems.

About Amerigo Energy, Inc.

Amerigo has historically derived our revenues from various sources.  Our strategy has developed into leveraging management's relationships in the business world for investments for the Company.  The Company intends on continuing with its acquisition and holding strategy of existing companies with revenues and positive cash flow.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995 Statements in this press release relating to plans, strategies, economic performance and trends, projections of results of specific activities or investments, and other statements that are not descriptions of historical facts may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward- looking information is inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, risk factors inherent in doing business. Forward-looking statements may be identified by terms such as "may," "will," "should," "could," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "forecasts," "potential," or "continue," or similar terms or the negative of these terms. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. The company has no obligation to update these forward-looking statements.

For more information please contact:

Jason Griffith

702-399-9777